
LIFE IS GOOD COLT
IMPECCABLY BALANCED COLT BY BREEDERS' CUP CHAMPION & RISING STAR SIRE

$156 INVEST
Offering Memorandum
OFFERED BY DALMORE

"Balanced, Precocious, and by a **BREEDERS' CUP CHAMPION.** He's got all the right ingredients for a **PROMISING FUTURE!**"

- JOHN STEWART
RESOLUTE RACING


Mae Never No '25 | Yearling Life Is Good Colt
VIEW HIS WALK & CONFORMATION
August 2026 at Fasig-Tipton Saratoga


Colt
FOALED 04/17/2025


Trainer
TODD PLETCHER


New York
RACING CIRCUIT

MyRacehorse teamed up once again with John and Chelsey Stewart's Resolute Racing to land hip 15, a Florida-bred colt by fast-starting sire Life Is Good, at the 2026 Fasig-Tipton Saratoga Selected Yearlings Sale. The dark bay cost $750,000 during the record-setting auction.

READ FULL OVERVIEW HERE

The brilliantly fast four-time Grade 1 winner Life Is Good (himself by super sire Into Mischief, whose yearlings averaged an incredible $2,172,222 in Saratoga) has been off to a very fast start with his first 2-year-olds in 2026. Through mid-July he has been represented by multiple stakes winner Waggley and graded stakes-placed Scarlett Begonia–one of four of his youngsters so far to have earned prestigious 'TDN Rising Star' honors. Off of that early momentum, his second-crop yearlings in the Saratoga select sale averaged just under $700,000.

Hip 15 is out of precocious young mare Mae Never No (Ire) (No Nay Never), a debut winner as a May juvenile who finished third against the boys in the Tremont S. next out before romping by seven lengths in the Colleen S. in the slop. The Irish-bred was also stakes placed on the lawn, but despite her European roots, all three of her career victories came on the main track. Her current 3-year-old Monomoy Mist (Tapit) was a $575,000 OBSAPR graduate of last year who is currently in training at Saratoga. Mae Never No was purchased for $510,000 at the 2019 Fasig-Tipton Night of the Stars sale by the colt's breeder Bridlewood Farm.

Second dam Sweet Shirley Mae was also a precocious dirt performer who won first out in May before finishing third the prestigious G1 Spinaway S. at Saratoga.

International powerhouse No Nay Never has sired 11 highest-level winners and 50 graded/group winners worldwide as of this writing, and in his early stages as a broodmare sire is already responsible for the dam of a Group 1 winner. His sire Scat Daddy is the dam sire of no fewer than 19 Grade 1/Group 1 winners, including current superstar turfer Burnham Square and MGSW Richi–who is also by an Into Mischief-line stallion.

Good sized with a powerful yet balanced body, the colt is an athletic and precocious-looking sort who gives the impression that he can make an early impact at two on either surface.

The colt will eventually be trained by Hall of Famer Todd Pletcher, who conditioned Life Is Good for all of his Grade 1 victories. The eight-time Eclipse Award winner for Outstanding Trainer owns four G1 Breeders' Cup Juvenile trophies, plus two for the G1 Kentucky Derby and four for the G1 Belmont S.

Mae Never No '25 underwent a routine, elective procedure on Aug. 27, 2026 to remove a non-displaced fragment in his left hind ankle. This was done to eliminate the potential for a later setback after the colt begins his training, and should not have any impact on his potential moving forward.



- LIFE IS GOOD
  - INTO MISCHIEF
  - BEACH WALK
- MAE NEVER NO (IRE)
  - NO NAY NEVER
  - SWEET SHIRLEY MAE

SEE FULL PEDIGREE HERE

MEDIA



DETAILS

WORKOUTS RESULTS

DATE	TIME	RANK	TR.	DIST.	SF

FINANCIALS

SHARE PRICE	TOTAL OFFERING	HORSE EQUITY PER SHARE	HORSE EQUITY OFFERED
$156	$390,000	0.01%	25%


$30.84
$19.50
$23.40
$3.51
$78.75

ASSET COST –

Includes the initial purchase price of the horse plus any sales tax and the associated bloodstock fee. Series Mae Never No '25 owns 25% of the underlying asset, which was purchased at auction for $750,000, plus a 5% bloodstock fee. Series Mae Never No '25 consists of 2,500 shares.

BROKERAGE FEE +

MANAGEMENT AND DUE DILIGENCE FEE +

ORGANIZATIONAL AND EXPERIENTIAL FEE +

OPERATING EXPENSE RESERVE +

The target raise for this offering is $97,500.00, and the maximum raise is $390,000.00. The share price breakdown shown above will remain the same regardless of the total amount of funds raised, as any unsold shares when the series closes will be purchased by our managing partner, Experiential Squared.

Funding Progress

$0 / $390,000
Funds Raised

$156 INVEST
Offering Memorandum
OFFERED BY DALMORE

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